Exhibit 21.1

Subsidiaries of Manitex International, Inc.

1.	Quantum Value Management LLC – a Michigan limited liability company

2.	Manitex, LLC – a Delaware limited liability company

3.	Manitex, Inc. – a Texas corporation

4.	Liftking, Inc. – a Michigan corporation

5.	Manitex Liftking, ULC – an Alberta unlimited liability company

6.	Badger Equipment Company – a Minnesota corporation

7.	Manitex Load King, Inc. – a Michigan corporation